

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 16, 2018

<u>Via E-mail</u>
Ms. Cindy Lee Kelly
Chief Executive Officer
AFC Building Technologies Inc.
101 ½ Mary Street
Whitby, ON, Canada L1N 2R4

> **Re: AFC Building Technologies Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2016
> Filed June 8, 2017
> File No. 333-181259**

Dear Ms. Kelly:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction